

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2016

Mail Stop 4631

<u>Via Email</u>
Mr. Troy Rudd
Chief Financial Officer
AECOM
1999 Avenue of the Stars, Suite 2600
Los Angeles, CA. 90067

> **Re:** **AECOM**
> **Form 10-K for Fiscal Year Ended September 30, 2015**
> **Filed November 25, 2015**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2015**
> **Filed February 10, 2016**
> **Form 8-K filed on February 9, 2016**
> **File No. 0-52423**

Dear Mr. Rudd:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Terence O'Brien

                Terence O'Brien
                Accounting Branch Chief
                Office of Manufacturing and
                Construction